File #: 0-12600

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for the month of March, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

May 13, 2005

By: Signed "Cameron Hunter"*

Cameron Hunter

Acting Chief Financial Officer

*The only change made for this filing.

NEWS RELEASE

For Immediate Release

Norsat First to Commercialize Highly Stable Downconverters For X and Ka Frequency Bands

(Vancouver, Canada) March 21, 2005, 6:00 AM, PST – Norsat International Inc.’s (TSX – NII.TO; OTC BB – NSATF.OB) Microwave Business Unit announces the availability of the industry’s first commercially-produced phase-locked loop low noise block downconverters (PLL LNBs) operating at X and Ka frequency bands. Both products are currently available for field trial, with full production expected to start in June.

Phase-locked loop technology is significantly more stable than traditional dielectric resonator oscillator (DRO) technology.  Such stability is crucial in mission critical applications where latency or even a small loss of data is intolerable.

“A significant segment of our customer base employs narrower space segments and lower data transmission rates.  This requires highly stable LNBs.  Norsat is pleased to be the first company in the industry to commercially meet this need with our high performance X and Ka-band PLL LNBs” explains Dr. Aimee Chan, Vice-President of Operations.

Norsat’s new downconverters will be on display at booth #237 at the Satellite 2005 Exhibition, March 23rd - 25th at the Washington Convention Center, Washington, D.C.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  The company has built a strong reputation in the satellite technology field by providing its customers with innovative products, selling millions of products worldwide.  Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat is located in British Columbia, Canada and can be found on the Internet at www.norsat.com.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For More Information Contact

Dr. Aimee Chan Vice-President, Operations Phone: 604.292.9000 Fax: 604.292.9009 Email: achan@norsat.com	Norsat International Inc. 300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com